Kip H. Allison
7200 Dallas Parkway, Unit 2322
Plano, Texas 75024

Keith Halls:

As of today, I hereby resign from all positions that I currently hold in Sharing Services Global Corporation and its subsidiaries. This will include positions on the Board of Directors, Board of Managers, CEO, COO and any other officer/operational positions.

Thank you.

Kip H. Allison

Dated: April 21, 2020